

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 31, 2009

Mr. David Alley
Chief Executive Officer and Chief Financial Officer
Health Anti-Aging Lifestyle Options, Inc.
4233 E. Magnolia Avenue
Phoenix, AZ 85034

> **RE:** **Forms 10-K and 10-K/A for the year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 0-50068**

Dear Mr. Alley:

We have reviewed your response letter dated July 22, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1. We have reviewed your response to prior comment 1 from our letter dated July 13, 2009. You concluded that your disclosure controls and procedures were effective for the year ended December 31, 2008 due to the fact that the material weaknesses you identified did not result in any material misstatements due to error or fraud. As defined in Rule 13a-15(e), disclosure controls and procedures are those designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within specified time periods and are

designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. As such, it is still not clear how you arrived at the conclusion that your disclosure controls and procedures are effective based on the definition in Rule 13a-15(e). In this regard, we note that (1) external consultants prepare your financial reporting package and your sole officer may not be able to identify errors and irregularities in the financial reporting package before its release, (2) you do not have standard procedures in place to ensure that the financial statements agree to the underlying source documents and accounting records that all of its transactions are completely reflected in the financial statements, and (3) there are no controls in place to ensure that expenses are recorded when incurred, as opposed to when invoices are presented by suppliers. Please revise your disclosure regarding the effectiveness of your disclosure controls and procedures to provide a discussion of the factors you considered and highlight any other factors that support your conclusion. Otherwise, please further revise your disclosures to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year along with an explanation as to why you concluded your disclosure controls and procedures are ineffective, if you determine as such, in an amended Form 10-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our comments.

Sincerely,

Rufus Decker
Accounting Branch Chief